FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Continues to Extend High-Grade Gold Mineralization Beyond
Mineral Reserves and Resources at Puerto Del Aire, and Provides Regional
Exploration Update at Mulatos

Toronto, Ontario (May 15, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from ongoing surface exploration drilling within the Mulatos District. This included further extending high-grade gold mineralization outside of Mineral Reserves and Resources at Puerto Del Aire (“PDA”), a higher-grade underground deposit adjacent to the Mulatos pit. Additionally, gold mineralization was intersected over a wide interval at the Capulin target, located two-kilometres east of the former San Carlos open pit.

Puerto Del Aire (“PDA”)

•High-grade gold mineralization further extended beyond Mineral Reserves and Resources at PDA, supporting the potential for ongoing growth of the deposit which remains open in multiple directions. This follows a 71% increase in combined Mineral Reserves and Resources in 2022 to total 1.0 million ounces. All reported composite widths are estimated true width of the mineralized zones. New highlights include:
•
•20.95 g/t Au (11.14 g/t cut) over 14.15 m (23MUL117);
•8.33 g/t Au (8.33 g/t cut) over 18.00 m (23MUL119);
•14.81 g/t Au (12.34 g/t cut) over 9.10 m (23MUL112);
•16.19 g/t Au (7.63 g/t cut) over 7.75 m (23MUL108);
•33.14 g/t Au (33.14 g/t cut) over 3.05 m, and 10.80 g/t Au (10.80 g/t cut) over 3.00 m (23MUL098); and
•15.49 g/t Au (13.89 g/t cut) over 6.00 m (23MUL115).

Capulin Target

•Significant interval of oxide and sulphide gold mineralization intersected in a breccia along the Capulin Fault. Follow-up drilling is ongoing in this area to test the geometry and extent of the gold mineralization and the breccia unit. New highlights include:

•2.01 g/t Au (2.01 g/t cut) over 82.45 m core length, including 4.81 g/t Au over 16.40 m and 5.38 g/t Au over 12.35 m (23REF012).

Note: Drillhole composite gold grades reported as “cut” may include higher grade samples which have been cut to 40 g/t Au.

“Our exploration success at PDA and regionally continues to demonstrate the potential within the Mulatos District. PDA has already surpassed La Yaqui Grande in terms of the size of its Mineral Reserve base. We expect that growth to continue based on the number of high-grade step out holes completed in 2023 and with the deposit open in multiple directions. Reflecting this success, we’ve more than doubled the size of the exploration program at PDA since the start of the year. This growth will be

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incorporated into a development plan for PDA to be completed in the fourth quarter. We see excellent potential for PDA to be another low-cost, high-return project given its higher-grades, ongoing growth and proximity to the main Mulatos pit and existing infrastructure,” said John A. McCluskey, President and Chief Executive Officer.

“We are also encouraged by the wide interval of significant gold mineralization intersected at the Capulin target, highlighting the regional potential. Mulatos has a similar Reserve life today as it did 18 years ago when it first began production, demonstrating a strong long-term track record of exploration success. Given our ongoing near mine and regional exploration success, we expect that track record to continue well into the future,” Mr. McCluskey added.

New highlight intercepts can be found in Tables 1 and 2, and in Figures 3 and 4 at the end of this news release.

2023 Exploration Budget – Mulatos

The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. For 2023, a total of $21 million has been budgeted for exploration, triple the $7 million budget in 2022. This includes 35,000 metres (“m”) of surface exploration drilling at PDA, up from the initial budget of 16,000 m reflecting the growth in Mineral Reserves and Resources in 2022 and ongoing success in 2023.

Additionally, the regional exploration budget has doubled to 34,000 m with the focus on several high priority targets including Refugio, Halcon, Halcon West, Carricito, Bajios, and Jaspe.

Puerto Del Aire

PDA is a higher-grade underground deposit located adjacent to the main Mulatos pit and is comprised of multiple mineralized zones including PDA, Gap, Victor, and Estrella (Figure 2). Ongoing exploration success has driven substantial growth in the deposit over the past two years. This included a 70% increase in Mineral Reserves to 728,000 ounces at the end of 2022 with grades increasing 4% to 4.84 g/t Au. Mineral Reserves and Resources at PDA now total 1.0 million ounces across all categories, up 71% from the end of 2021. Over the past two years, discovery costs at PDA have averaged $10 per ounce.

The initial focus of the surface exploration program in 2023 has been on the main PDA zone where drilling continues to extend high-grade mineralization beyond Mineral Reserves and Resources. Given ongoing exploration success and with the deposit open in multiple directions, there is excellent potential for further growth in Mineral Reserves and Resources. Year-to-date, 14,000 m of drilling has been completed in 45 holes at PDA. A total of 29 holes are included in this release with assays pending on 16 holes.

Five surface drill rigs are currently in operation with the 35,000 m program expected to be completed early in the third quarter of 2023. These results will be incorporated into a development plan for PDA which is expected to be completed in the fourth quarter of 2023 and outline a significant mine life extension at Mulatos.

PDA is expected to be mined from underground and accessed from a ramp and development drifts off the main Mulatos pit. This will significantly reduce the development needed to access the deposit. The existing mill at Mulatos is expected to be expanded and upgraded to process the higher-grade ore from PDA. The mill was previously used to process underground ore from San Carlos.

Regional Exploration Update

In the first quarter of 2023, 6,556 m of regional surface exploration drilling was completed at several targets in the Refugio, Halcon West, and Carricito areas.

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A key highlight from the results received to date include drill hole 23REF012, which was drilled in the Capulin target area. This is located approximately two kilometres east of the former San Carlos open pit, in an area that had seen limited historical exploration.

Drillhole 23REF012 intersected a significant interval of oxide and sulphide gold mineralization, 2.01 g/t Au (2.01 g/t cut) over 82.45 m core length including 4.81 g/t Au over 16.40 m and 5.38 g/t Au over 12.35 m in a breccia unit in the Capulin Fault Zone. This hole is a 75 m step-out to the northwest from drillhole 17REF015, which was drilled in 2017 and intersected 1.00 g/t Au over 13.80 m. The recognition of the mineralized breccia in 23REF012 and recent mapping has triggered a re-interpretation of the geology in this area east of the past producing San Carlos Mine. An additional drill has been mobilized to follow-up on 23REF012, and one drill continues to test gold mineralization that was identifed in grab samples collected over a two kilometre strike length along the Capulin Fault Zone.
Qualified Persons

Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Exploration programs at Mulatos are directed and supervised by Michele Cote, P.Geo., Alamos Gold’s Chief Exploration Geologist, Corporate. Michele Cote is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance and Quality Control

Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at Mulatos to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.

Access to the Mulatos Property is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified Geologist. A geologist marks the individual samples for analysis, and sample intervals, based on lithology and alteration, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a micropore sample bag and sealed with a cable tie in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced micropore bags, which are identified and sealed before being dispatched. The core samples are picked up at the mine site and delivered to Bureau Veritas Commodities Canada Ltd. laboratory in Hermosillo, Mexico.

Gold is analyzed by 30 grams Lead Collection Fire Assay Fusion (FA) that ends with an Atomic Absorption Spectroscopy finish (AAS). Samples greater than 5.0 g/t Au are re-analyzed starting again with a FA process but ending with a gravimetric finish (GRAV). Bureau Veritas is an ISO/IEC 17025 accredited laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates that are in line with normal requirements, as well as participating in yearly proficiency tests to evaluate lab performance.

The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake

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project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", "plan", "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.

Such statements in this news release include, without limitation, statements with respect to planned exploration programs and focuses, potential drilling results and related expectations, costs and expenditures, project economics, gold price assumptions, potential mineralization, projected ore grades, changes in Mineral Resources and conversion of Inferred Mineral Resources to Proven and Probable Mineral Reserves, expected mine life, expected Mineral Reserve life and potential extensions thereof, expected increases in the value of operations, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.

Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.

These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Mexico; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; changes that may be required to the intended method of accessing and mining the deposit at Puerto Del Aire and changes related to the intended method of processing any ore from the despoit at Puerto Del Aire; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and

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risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.

For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Note to U.S. Investors – Mineral Reserve and Resource Estimates

Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Puerto Del Aire – Select Composite Intervals from new Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values 40 g/t Au.

Hole ID	Zone	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
23MUL127	PDA2	227.80	229.80	2.00	2.00	4.76		1059.6
23MUL119	PDA2	296.50	314.50	18.00	18.00	8.33		991.1
23MUL119	PDA2	266.50	283.55	17.05	17.05	3.52		1020.5
23MUL117	PDA2	273.50	287.65	14.15	14.15	20.95	11.14	1056.8
23MUL115	PDA2	281.60	287.60	6.00	6.00	15.49	13.89	1003.5
23MUL113	PDA2	298.20	301.20	3.00	3.00	6.01		956.5
23MUL112	PDA2	266.10	275.20	9.10	9.10	14.81	12.34	1023.2
23MUL108	PDA2	207.35	215.10	7.75	7.75	16.19	7.63	1072.4
23MUL108	PDA2	227.20	231.10	3.90	3.90	5.00		1054.5
23MUL103	PDA2	229.95	231.45	1.50	1.50	13.80		1067.7
23MUL102	PDA2	265.10	266.60	1.50	1.50	4.42		1012.3
23MUL101	PDA2	236.70	238.20	1.50	1.50	5.00		1002.9
23MUL098	PDA2	287.80	290.85	3.05	3.05	33.14		993.6
23MUL098	PDA2	272.50	275.50	3.00	3.00	10.80		1008.5
23MUL097	PDA2	229.50	230.60	1.10	1.10	4.99		1090.6
23MUL096	PDA2	243.50	247.50	4.00	4.00	3.03		1048.5

Table 2: Capulin Target – Select Composite Intervals from new Surface Exploration Drilling

Composite intervals greater than 0.5 g/t Au weighted average, capping values 40 g/t Au.

Hole ID		From (m)	To (m)	Core Length (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
23REF012		98.75	181.20	82.45	2.01
	including	98.75	115.15	16.40	4.81
	including	122.65	135	12.35	5.38

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Table 3: Surface drill holes; azimuth, dip, drilled length, and collar location at surface
(UTM Zone 12 NAD27)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
22MUL091	148	85	284.6	721661.4	3171789.6	1307.0
23MUL092	168	73	302.6	721837.4	3171698.6	1285.5
23MUL093	0	90	251.7	721273.4	3171771.3	1314.5
23MUL094	270	82	176.7	721353.0	3171433.6	1282.5
23MUL095	163	74	362.6	722145.0	3172045.2	1162.3
23MUL096	194	75	301.3	721837.0	3171697.9	1285.5
23MUL097	160	77	290.4	721558.8	3171750.7	1314.2
23MUL098	200	77	299.5	721942.6	3171724.7	1275.0
23MUL099	170	71	386.7	722144.5	3172045.4	1161.6
23MUL100	8	83	304.5	721719.5	3171740.7	1296.5
23MUL101	244	81	326.7	722017.2	3171797.6	1238.3
23MUL102	170	81	304.1	721943.4	3171724.8	1274.9
23MUL103	135	82	288.2	721719.2	3171738.7	1296.4
23MUL104	291	77	353.4	722050.0	3171843.8	1233.4
23MUL105	100	82	266.65	721631.5	3171752.8	1310.0
23MUL106	216	78	326.6	722016.9	3171796.4	1238.4
23MUL107	303	69	338.5	721942.9	3171723.5	1275.0
23MUL108	130	87	297.9	721748.6	3171698.7	1283.1
23MUL109	110	87	345.7	721735.0	3171825.0	1336.0
23MUL111	117	83	380.8	721970.7	3171933.9	1256.6
23MUL112	321	69	326.5	721943.1	3171723.7	1275.0
23MUL113	160	88	340.1	721967.0	3171935.0	1256.0
23MUL114	139	79	287.2	721749.0	3171697.0	1284.0
23MUL115	354	82	331.1	721899.0	3171741.0	1286.0
23MUL117	30	83	347.5	721735.0	3171825.0	1336.0
23MUL119	0	74	340.0	721899.0	3171741.0	1286.0
23MUL124	193	89.9	225.0	721664.0	3171664.0	1256.0
23MUL126	112	75.7	300.0	721563.0	3171746.0	1316.0
23MUL127	235	80.7	287.2	721841.0	3171746.0	1285.0
23REF012	50	77	201.0	724612.0	3172659.0	1208.0

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Figure 1: Puerto Del Aire and Capulin Target Location Map, Mulatos District

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Figure 2: Puerto Del Aire Sulphide Gold Mineralization Wireframes

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Figure 3: Puerto Del Aire New Drilling Results, Plan View

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Figure 4: Puerto Del Aire, Cross Section Through Long-Axis of Mineralization with New Drilling Results

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